Exhibit 1.02

Greif, Inc.

Conflict Minerals Report

For the Calendar Year Ended December 31, 2013

This report is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As used in this report, the terms “Greif,” “the Company,” “we,” “us” and “our” refer to Greif, Inc. and its subsidiaries.

1.	Products. The Company produces the following products: rigid industrial packaging products that include steel, plastic and fibre containers, reconditioned containers, intermediate bulk containers and packaging accessories such as closure systems, flanges, plugs, caps and capseals, screwcaps and nozzles; flexible packaging products such as flexible intermediate bulk containers and multi-wall bags; and paper products such as containerboard and corrugated products. Based upon our internal assessment, the flexible packaging products and paper products we produce are composed primarily of resin, pulpwood, old corrugated containers for recycling and containerboard and do not contain conflict minerals. In addition, our reconditioned container products are manufactured from post-industrial use packaging, which is a recycled source. Accordingly, for the purposes of this assessment only rigid industrial packaging products (excluding reconditioned products) and packaging accessories were considered.

2.	Policy. Greif has adopted a conflict minerals policy that reflects its dedication to working with our customers and suppliers to source in a responsible manner the materials we use in manufacturing our products. Under the policy, the Company reviewed the use of conflict minerals in our products and our global supply chain management system in accordance, in all material respects, with the general principles of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

In accordance with its conflict minerals policy, Greif requires that our suppliers (a) assist us in complying with the SEC regulations related to conflict minerals by providing reasonably requested information from time to time and (b) undertake all reasonable due diligence within their supply chains to determine the origin of conflict minerals and meet all applicable SEC reporting requirements. In addition, the conflict minerals policy requires our suppliers to (c) establish conflict minerals policies that affirm our commitment to ethical business practices and that are consistent with the OECD Framework and (d) cooperate with Greif and/or its representatives in connection with any on-site inspections or audits of suppliers’ due diligence procedures and systems related to conflict minerals, although those components of the policy have not yet been implemented.

A link to the Greif, Inc. Conflict Minerals Policy Statement can be found at www.greif.com/supplier.

3.	Steps Taken to Identify Risks in the Supply Chain and the Reasonable Country of Origin Inquiry (“RCOI”). For calendar year 2013, Greif adopted a methodology and due diligence process that is materially based on the Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The five steps of the OECD Framework are to:

•	Establish strong company management systems;

•	Identify and access risk in the supply chain;

•	Design and implement a strategy to respond to identified risks;

•	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain; and

•	Report on supply chain due diligence.

Greif has taken the following actions in furtherance of the implementation of this methodology:

Establish strong company management systems

Greif has adopted a Conflict Minerals Policy Statement (See paragraph 2 above.). Greif has assembled an internal team of individuals from various functional areas within the organization to execute the ongoing process of supply chain due diligence under the supervision of senior management personnel. The team is responsible for implementing a system of controls and transparency over Greif’s supply chain that involves 3TG by (a) identifying Greif’s first-tier suppliers of 3TG and 3TG containing goods; (b) requesting information from these suppliers regarding their upstream suppliers and smelters, as well as their conflict minerals policies and due diligence procedures; and (c) communicating Greif’s ongoing expectations of its suppliers relating to conflict minerals. In addition, Greif has adopted a Supplier Code of Conduct that encourages its suppliers to procure all raw materials in an ethical manner supportive of sustainable business practices. The Supplier Code of Conduct contains a grievance mechanism to aid in facilitating supplier compliance.

Identify and access risk in the supply chain

Greif conducted an internal review to identify relevant first-tier raw material suppliers. Certain Greif internal technical experts, production managers and employees were consulted on the presence of 3TG in Greif products. Our analysis found that certain of Greif’s rigid industrial packaging products contain tin, tin plate or electrolytic tin coatings (a) as a food contact material, (b) as a rust inhibitor, (c) to provide chemical resistance, (d) to improve processability or (e) to improve paint adhesion, making them necessary for the functionality of the applicable product.

Those products include:

•	Tin-lined open head drums;

•	Tinplated open head and tight head pails and cans;

•	Coated and painted tinplate sheets; and

•	Various closure products containing tin (flanges, plugs, paint caps, capseals, nozzles and screwcaps).

After identifying the products that include 3TG, Greif mapped the materials to their respective vendors. As a downstream company, Greif contacted its first-tier suppliers in an attempt to trace the origin of the 3TG used in Greif products to the applicable smelting facility. Greif directly purchased 3TG or goods containing 3TG from eighteen vendors. No prioritization of the vendors was necessary due to the limited number of relevant suppliers. Therefore, each supplier was requested to complete a template jointly developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use. Written instructions and recorded training illustrating the use of the Template is available on the website of the Conflict Free Sourcing Initiative, an initiative of the EICC and GeSI (“CFSI”). The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Design and implementation of a strategy to respond to identified risks

Upon receipt of the completed Templates or alternative data and certifications received from the vendors, all information was reviewed for completeness, inconsistencies and “red flags” (as defined in the OECD Framework) and all reported 3TG processing facilities were compared to independently verified smelter lists. We relied on these supplier responses to provide us with information about the source of conflict minerals contained in the goods supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. No “red flags” were identified in this process and we determined that our greatest risk resides with the first-tier suppliers who failed to respond to our requests.

Third-party audits of supply chain

Greif does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the entities that provide our supply chain with 3TG materials. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelter program.

Report on supply chain due diligence

Greif has compiled its results and filed this report in accordance with Rule 13p-1 through the use of the Form SD and the attachment of a Conflict Minerals Report. Further information is also available by reviewing the Greif Conflict Minerals Policy Statement which is located at www.greif.com/supplier.

4.	Results for the 2013 Calendar Year.

Eighteen first-tier 3TG suppliers were contacted as part of our RCOI and asked to complete the Template. For the purpose of this report, Greif continued to receive supply chain responses through March 20, 2014. Greif received responses from fifteen of the eighteen first-tier suppliers (eleven first-tier suppliers completed the Templates and four first-tier suppliers submitted other data or certifications), a response rate of greater than 83%. While we could not identify all of the smelters that refine the 3TG which is used in our products, twelve smelters were identified by our suppliers as the origin of 3TG materials used in our products. Of the twelve smelters, nine were contained on the CFSI conflict-free smelter list. For more definitive results please see Attachment A to this Conflict Minerals Report.

5.	Steps Greif Will Take Subsequent to the End of Calendar Year 2013.

The due diligence and risk assessment process discussed above is ongoing. As Greif continues to conduct due diligence on its products and implement the conflict minerals policy within its global supply chain organization and processes, it will continue to develop and refine procedures to meet the goals and adhere to values set forth in the policy outlined above.

6.	Independent Private Sector Audit.

The information in this report has not been audited by an independent private sector auditor.

Attachment A

List of Product Categories Containing 3TG

Product Categories	Greif Manufacturing Location	Smelters Identified by 1st Tier Suppliers	Smelter Location

Tin Lined Open Head Drum	Merced, CA	Yunnan Tin Co.[4]	China
		PT Timah[4]	Indonesia

Tinplate Open Head Pails Tinplate Tight Head Pails	Buenos Aires, Argentina	Name Not Provided	Brazil

	Halsteren, Netherlands[1]	Minsur[4]	Peru
		Metallo Chimique	Multiple
		Cooper Santo	Brazil
		Mineraçào Taboca S.A. [4]	Brazil
		Malaysia Smelting Corp.[4]	Malaysia
		EM Vinto	Bolivia

	Santo Amaro, Brazil[2,3]	—	—

	Singapore	Yunnan Tin Co.[4]	China

Tinplate Cans Tinplate Sheets	Halsteren, Netherlands[1]	See smelter information for Halsteren, NL above.

Painted Capseals	Amsterdam, Netherlands[1]	Minsur[4]	Peru
		Metallo Chimique	Multiple
		Cooper Santo	Brazil
		Mineraçào Taboca S.A.[4]	Brazil
		Malaysia Smelting Corp.[4]	Malaysia
		EM Vinto	Bolivia
		Yunnan Tin Co.[4]	China
		PT Timah[4]	Indonesia

	Zhenjiang, China[2]	—	—

Tinplated Flanges and Plugs	Amsterdam, Netherlands[1]	See smelter information for Amsterdam, NL above.

	Carol Stream, IL	Thaisarco[4]	Thailand
		Malaysia Smelting Corp.[4]	Malaysia
		Minsur[4]	Peru
		OMSA[4]	Bolivia

Nozzles and Screwcaps	Penrith, Australia	PT Timah[4]	Indonesia
		Thaisarco[4]	Thailand
		Uni Bros Metal PTE	Indonesia
		VQB Mineral and Trading Group	Vietnam

Uni-Grip Paint Caps	Carol Stream, IL1	None specified	—

3rd Party Manufactured Steel Drum Closures	Various North America Locations[1]	None specified	—

3rd Party Manufactured Painted Capseals, Nozzles and Screwcaps	Various Global Locations (sourced from Thurbe New Mumbai, India)	Minsur[4]	Peru
		Metallo Chimique	Multiple
		Cooper Santo	Brazil
		Mineraçào Taboca S.A.[4]	Brazil
		Malaysia Smelting Corp.[4]	Malaysia
		EM Vinto	Bolivia

	Various Global Locations (sourced from Bangalore India)[2]	—	—

[1]	Did not receive complete smelter lists from all first-tier suppliers with respect to the applicable product category.
[2]	Did not receive any information from a first-tier supplier with respect to the applicable product category.
[3]	Ceased tinplate pail production during July 2013.
[4]	Denotes smelters and refiners designated as a “conflict free tin smelter” by CFSI as of April 7, 2014.

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